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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                (Amendment No. 6)
                    Under the Securities Exchange Act of 1934

                            Johnston Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of securities)

                                   361719 10 7
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                                 (CUSIP number)

                              J. Reid Bingham, Esq.
                              Bingham & Associates
                                P.O. Box 14-4991
                           Coral Gables, Florida 33114
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 31, 1998
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement ____ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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CUSIP    No.361719 10 7             13D                        Page 2 of 4 Pages
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1        NAME OF REPORTING PERSONS                             David L. Chandler
         SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS    ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  ______
                                                                     (b)  ______

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                      PF and OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                  _____
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                  Canada

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                           7        SOLE VOTING POWER          367,089
NUMBER OF
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER        -----
OWNED BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER     1,411,567
PERSON WITH
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER   -----

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                              1,411,567

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       ______

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    13.14%
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14       TYPE OF REPORTING PERSON*                             IN

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                         AMENDMENT NO. 6 TO SCHEDULE 13D

         This Schedule 13D is hereby amended as follows:

                  1. Item 3, Source and Amount of Funds or Other Consideration, is amended to add at the end of such item the following:

         On the following dates Mr. Chandler, directly or indirectly through the Johnston Industries Inc. ("Johnston") Rabbi Trust established for his benefit, loaned from his personal or its general funds the amounts set forth below to Redlaw Industries Inc. and received in consideration five year 10% promissory notes convertible at the holder's option into shares of common stock of Redlaw Industries Inc. or into shares of common stock of Johnston ("Johnston Common Stock") set forth below:

                                                    Shares of Johnston Common
   Date        Amount          Conversion Price         Stock Upon Conversion
   ----        ------          ----------------     -------------------------
   02/02/98    US$25,000       US$4.75 per share                 5263
   02/27/98     US$5,000       US$5.875 per share                 851
   03/02/98     US$1,291.79    US$5.8125 per share                222
   03/20/98     US$5,000       US$5.875 per share                 851

         In addition, on the following date Mr. Chandler, directly or indirectly through the Johnston Industries Inc. Rabbi Trust established for his benefit, converted a US$541,216 demand note from Redlaw's subsidiary, GRM Industries Inc., with accrued interest of US$226,258.36 into a five year 10% promissory note convertible at the holder's option into shares of common stock of Johnston Industries Inc. or the shares of Redlaw Common Stock set forth below:

                                                  Shares of Johnston Common
  Date          Amount     Conversion Price         Stock Upon Conversion
  ----          ------     ----------------       -------------------------
  02/02/98    US$767,474  US$4.75 per share                161,573

         2. Item 5, Interest in Securities of the Issuer, is amended to add at the end of such item the following:

         On the dates described in Item 3 Mr. Chandler, directly or indirectly through the Johnston Rabbi Trust established for his benefit, acquired the right to convert the promissory notes described in Item 3 into 168,760 shares of Johnston Common Stock.

         The total number of shares of Johnston Common Stock directly or beneficially owned by Mr. Chandler is now 1,411,567 or approximately 13.14% of the outstanding shares of Johnston Common Stock.





                                                              Page 3 of 4 pages.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 30, 1998
                                      ---------------------------------
                                            (Date)


                                             /s/ David L. Chandler
                                      ---------------------------------
                                            (Signature)

                                            David L. Chandler























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